April 28, 2025	Exhibit 99.1

SYDNEY and CHICAGO, April 28, 2025 – Please see attached communication to the Shareholders of James Hardie Industries plc (ASX / NYSE: JHX).
A copy will be available on James Hardie’s investor relations website.
This communication has been authorized by the Chair of the Board of Directors of James Hardie Industries plc.

To the Shareholders of James Hardie Industries plc:

BACKGROUND
The Board of Directors of James Hardie Industries plc has maintained over many years corporate governance practices that align with the Australian Securities Exchange Corporate Governance Council’s Corporate Governance Principles and Recommendations (4th Edition) and New York Stock Exchange corporate governance listing standards.
Following announcement of the AZEK transaction, members of management and the Board have engaged with many of our shareholders to discuss the transaction and how it would provide an opportunity to accelerate our growth strategy, enhance our financial profile and generate meaningful shareholder value for existing James Hardie investors. Following these discussions with our shareholders, the Board is publicly confirming below its position on key elements of corporate governance related to the AZEK transaction.
We will continue to maintain an independent Chair and a majority of independent directors
We will continue to align management remuneration with generation of shareholder value and continue to hold an advisory vote on remuneration each year
We are not seeking Foreign Exempt listing status and would hold a shareholder vote before making any decision to change our ASX listing status

INDEPENDENCE OF BOARD OF DIRECTORS AND BOARD CHAIR
Our Board Charter requires that a majority of directors be independent and that the Chair of the Board be independent (Section 6.1 of our Board Charter). We are not changing these requirements in our Board Charter.
Upon completion of the AZEK transaction, two of the three directors from AZEK added to our Board will be independent. The only non-independent directors on our Board will be our CEO and the then former AZEK CEO. Anne Lloyd, an independent director, will remain as Chair of our Board. Though an independent Chair is not mandated under Australian, Irish or US corporate law, the Board has maintained the independent Chair requirement in alignment with the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations and best practice recommendations of exchanges in the US and other jurisdictions.

MANAGEMENT REMUNERATION ALIGNMENT WITH SHAREHOLDERS
Our remuneration philosophy is to provide competitive pay for performance. Our remuneration framework emphasizes operational excellence and shareholder value creation through incentives that link management remuneration with the interests of shareholders. A significant portion of management remuneration is subject to the achievement of Board-approved performance criteria. We will continue to maintain key performance metrics that deliver on medium to long term shareholder value, like ROCE, and add metrics reflective of the value delivered by the combined company, such as achievement of cost and commercial synergies in expected timeframes. We believe this structure provides accountability and reflects our commitment to aligning the interests of management and our shareholders.
We will provide in our annual Remuneration Report the details relating to management remuneration and how that remuneration is aligned to the delivery of shareholder value, including performance metrics added to hold management accountable for delivering value from the AZEK transaction.

SHAREHOLDER VOTING ON REMUNERATION AND FOREIGN EXEMPT LISTING STATUS
We conduct an advisory vote on our Remuneration Report each year, and we will continue to do so following completion of the AZEK transaction. Further, the Board has no intention to seek ASX Foreign Exempt Listing status, and we would hold a shareholder vote before making any decision to change our ASX listing status.
Taking into consideration our significant Australian shareholder base and our listing on the ASX, we have voluntarily produced a remuneration report for non-binding shareholder approval since 2005. This is standard practice in many jurisdictions, and we believe it is an important element of corporate governance. We consider the results of this advisory vote each year.
Under our current standard ASX Listing, we are subject to the ASX listing requirement (LR 10.14) to obtain shareholder approval of equity issued to directors, including those who are members of management. This requirement will continue following completion of the AZEK transaction.
James Hardie Industries plc is committed to its corporate governance policies and practices, and this commitment will not change following completion of the AZEK transaction. We appreciate the opportunity to engage on our corporate governance framework with our shareholders, and we will continue to seek shareholder input on these topics.

This communication has been authorized by the Chair of the Board of Directors of James Hardie Industries plc.

Released April 28, 2025

Cautionary Disclosure Regarding Forward-Looking Statements
Statements in this communication, including statements regarding the proposed acquisition of The AZEK Company Inc. (“AZEK”) by James Hardie Industries plc (“JHX”), that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include statements about the anticipated benefits of the proposed transaction between JHX and AZEK (the “Transaction”), including estimated synergies, and the expected timing of completion of the Transaction; statements about the Company’s future performance; and statements regarding the Company’s plans, objectives or goals. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “trend,” “forecast,” “guideline,” “aim,” “objective,” “will,” “should,” “could,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions may identify forward-looking statements but are not the exclusive means of identifying such statements. Investors are cautioned not to place undue reliance on forward looking statements.
Forward-looking statements of JHX and AZEK, respectively, are based on the current expectations, estimates and assumptions of JHX and AZEK, respectively, and, because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the control of JHX or AZEK. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by forward-looking statements. These factors include risks and uncertainties relating to the Transaction, including, but not limited to, the possibility that required regulatory approvals for the Transaction or approval of the Transaction by AZEK’s stockholders and other conditions to closing are not received or satisfied on a timely basis or at all; the possible occurrence of events that may give rise to a right of either or both of JHX and AZEK to terminate the merger agreement providing for the Transaction; possible negative effects of the announcement or the consummation of the Transaction on the market price of JHX’s and/or AZEK’s shares and/or on their respective businesses, financial conditions, results of operations and financial performance; uncertainties as to access to financing (including financing for the Transaction) on a timely basis and on reasonable terms; the impact of the additional indebtedness the Company would incur in connection with the Transaction; risks relating to the value of the JHX shares to be issued in the Transaction and the contemplated listing arrangements for JHX shares and depositary interests following the Transaction; risks relating to significant transaction costs and/or unknown liabilities; the possibility that the anticipated synergies and other benefits from the Transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the Transaction; risks associated with Transaction-related litigation; the possibility that costs or difficulties related to the integration of JHX’s and AZEK’s businesses will be greater than expected; the risk that the Transaction and its announcement could have an adverse effect on the parties’ relationships with its and their employees and other business partners, including suppliers and customers; the potential for the Transaction to divert the time and attention of management from ongoing business operations; the potential for contractual restrictions under the merger agreement providing for the Transaction to adversely affect the parties’ ability to pursue other business opportunities or strategic transactions; the risk of other Transaction related disruptions to the businesses, including business plans and operations, of JHX and AZEK; and the possibility that, as a result of the Transaction or otherwise, JHX could lose its foreign private issuer status and be required to bear the costs and expenses related to full compliance with rules and regulations that apply to U.S. domestic issuers. There can be no assurance that the Transaction will in fact be consummated in the manner described or at all.
These factors are not necessarily all of the factors that could cause JHX’s, AZEK’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, could also harm JHX’s, AZEK’s or the combined company’s results.
The foregoing discussion of risks and uncertainties is not exhaustive; other risks and uncertainties may cause actual results to differ materially from those referenced in any forward looking statements. All forward-looking statements attributable to JHX, AZEK or the combined company, or persons acting on JHX’s or AZEK’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward looking statements in this communication speak only as of the date of this communication and are statements of then current expectations concerning future results, events and conditions. Neither JHX nor AZEK assumes any obligation to update any forward looking statements or information except as required by law. If JHX or AZEK updates one or more forward-looking statements, no inference should be drawn that JHX or AZEK will make additional updates with respect to those or other forward-looking statements. Further information regarding JHX, AZEK and factors that could affect the forward-looking statements contained herein can be found in JHX’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024, and in its other documents filed or furnished with the U.S. Securities and Exchange Commission (“SEC”), and in AZEK’s Annual Report on Form 10-K for the fiscal year ended September 30, 2024, and in its other documents filed or furnished with the SEC.
Important Information and Where to Find It
In connection with the proposed transaction between JHX and AZEK, JHX will file with the SEC a registration statement on Form F-4, which will include a proxy statement of AZEK that also serves as a prospectus of JHX (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. Investors and security holders are urged to read the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they contain or will contain important information. The definitive proxy statement/prospectus will be sent to AZEK’s stockholders. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available) and other documents that are filed or will be filed with the SEC by JHX or AZEK through the SEC’s website at https://www.sec.gov. Copies of documents filed with the SEC by JHX will be available from JHX free of charge on JHX’s website at ir.jameshardie.com.au or upon request submitted to JHX by e mail addressed to investor.relations@jameshardie.com.au. Copies of documents filed with the SEC by AZEK will be available from AZEK free of charge on AZEK’s website at investors.azekco.com or upon request submitted to AZEK by mail addressed to The AZEK Company Inc., Attention: Corporate Secretary, 1330 W Fulton Street #350, Chicago, Illinois 60607. The information included on, or accessible through, JHX’s or AZEK’s website is not incorporated by reference into this communication.
Participants in the Solicitation
JHX and certain of its directors, executive officers and other employees, and AZEK and its directors and certain of AZEK’s executive officers and other employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about JHX’s directors and executive officers is contained in “Section 1—Directors, Senior Management and Employees” in JHX’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024, filed with the SEC on May 20, 2024; in Exhibit 99.7 to JHX’s report on Form 6 K furnished to the SEC on May 21, 2024; in Exhibits 99.6 through 99.13 to JHX’s report on Form 6 K furnished to the SEC on June 21, 2024; in Exhibit 99.2 to JHX’s report on Form 6 K furnished to the SEC on July 12, 2024; in Exhibit 99.6 to JHX’s report on Form 6 K furnished to the SEC on August 13, 2024; in Exhibit 99.11 to JHX’s report on Form 6 K furnished to the SEC on August 23, 2024; in Exhibits 99.5 through 99.13 to JHX’s report on Form 6 K furnished to the SEC on September 20, 2024; in Exhibits 99.4 through 99.12 to JHX’s report on Form 6 K furnished to the SEC on December 20, 2024; and in other documents subsequently filed or furnished by JHX with the SEC. Information about AZEK’s directors and executive officers is contained in “Nominees for Director,” “Proposal No. 1—Election of Directors,” “Corporate Governance,” “Executive Officers,” “Compensation Discussion and Analysis,” “2024 CEO Pay Ratio Disclosure,” “Pay-Versus-Performance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Related Person Transactions” in AZEK’s definitive proxy statement in connection with its 2025 annual meeting of stockholders, filed with the SEC on January 13, 2025; in AZEK’s Current Report on Form 8 K (Amendment No. 1) filed with the SEC on January 24, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by AZEK’s directors and executive officers; and in other documents subsequently filed or furnished by AZEK with the SEC. Additional information regarding ownership of AZEK’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 and 4. The documents referenced above in this paragraph may be obtained free of charge as described above under the heading “Important Information and Where to Find It.” Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the joint proxy statement/prospectus and other relevant materials filed with the SEC when they become available.
No Offer or Solicitation
This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
6